Fourth Quarter and Year-End 2020 Earnings Presentation The Bank of N.T. Butterfield & Son Limited February 11, 2021

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward- looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Michael Schrum Group Chief Financial Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Overview • Full Year 2020 Highlights • COVID-19 Update • Fourth Quarter 2020 Financials • Q&A Awards Presenters Agenda

4 Full Year 2020 Highlights Core Net Income** (In US$ millions) Core Return on Average Tangible Common Equity** (In US$ millions) vs. 2019 2020 $ % Net Interest Income 317.6 $ (28.1) Non-Interest Income 183.9 (0.1) Prov. for Credit Losses (8.5) (8.7) Non-Interest Expenses* (347.0) 8.6 Other Gains (Losses) 1.2 (1.5) Net Income $ 147.2 $ (29.9) (16.9) % Non-Core Items** 7.3 (13.5) Core Net Income** $ 154.5 $ (43.4) (21.9) % • Net income of $147.2 million, or $2.90 per share • Core Net Income** of $154.5 million, or $3.04 per share • Return on average common equity of 15.0%; core return on average tangible common equity** of 17.3% • Net Interest Margin of 2.42%, cost of deposits of 0.21% • Active capital management with aggregate quarterly dividends of $1.76 per common share and 3.5 million common shares repurchased • Issued $100 million 5.25% 10-year fixed to floating rate subordinated debt • Completed Channel Islands banking integration • Complemented Executive Management and Board with appointments in banking, risk management, compliance and communications * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $138.6 $158.9 $197.0 $197.9 $154.5 2016 2017 2018 2019 2020 20.5% 22.4% 25.6% 23.4% 17.3% 2016 2017 2018 2019 2020

BUTTERFIELD

COVID-19 Update*

Market Segment Update**

	Bermuda	Cayman	Channel Islands
Active COVID-19 Cases	10	35	408
Total COVID-19 Cases	692	402	3,896
Deaths	12	2	83
Status	Open	Partially Open	Partially Open

Commentary on Segments:

- Status of Jurisdictions change week-to-week:
  - Bermuda, Cayman, and Jersey remain open for business
  - Guernsey, Switzerland and UK currently work-from-home
- Significant testing, contact tracing and mask wearing compliance across jurisdictions

Mortgage Assistance Program Progression***

	Q2 2020	Q3 2020	Q4 2020
Actual Participation Rate	75%	34%	—
Call Program Indication Ready to Resume Payment in 4Q20	—	98%	—
Actual Customers Current	—	—	99%

- Actual Q4 2020 performing mortgage status improved from call program indications
- 99% of mortgage assistance program participants current as at the end of 2020 with the 1% maintained on minor modifications
- Proactive credit monitoring and client communications ongoing

Direct Hotel and Restaurant Lending Exposure Limited

		$ millions	%
Hotel Operators	$	188.7	12.1 %
Hotel Construction		52.9	3.4 %
Restaurants		6.7	0.4 %
Other Commercial and CRE Loans		1,311.5	84.1 %
Total Commercial and CRE Loans	$	1,559.8	100.0 %

- Tourism related lending exposures are limited and have held steady during 2020

* Please see the Appendix for commentary on factors influencing COVID-19 implications
** Data as of February 8, 2021
*** For qualifying customers who were current at March 31, 2020

5

Financials

7 Fourth Quarter 2020 Highlights Core Net Income** (In US$ millions) Core Return on Average Tangible Common Equity** (In US$ millions) vs. Q3 2020 vs. Q4 2019 Q4 2020 $ % $ % Net Interest Income $ 75.6 $ 0.3 $ (10.7) Non-Interest Income 47.8 0.9 (1.9) Prov. for Credit Recoveries 2.4 3.8 2.8 Non-Interest Expenses* (83.3) 8.5 8.7 Other Gains (Losses) (0.4) (1.9) (0.7) Net Income $ 42.1 $ 11.5 37.5% $ (1.8) (4.2) % Non-Core Items** 0.8 5.1 (1.5) Core Net Income** $ 42.9 $ 6.4 17.5% $ (3.3) (7.2) % • Net income of $42.1 million, or $0.84 per share • Core Net Income** of $42.9 million, or $0.86 per share • Return on average common equity of 16.9%; core return on average tangible common equity** of 19.0% • Net Interest Margin of 2.25%, cost of deposits of 0.12% • Cash dividend of $0.44 per common share, active share repurchases and new 2021 share repurchase program for up to 2 million common shares * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $46.2 $40.8 $34.4 $36.5 $42.9 Q4 Q1 Q2 Q3 Q4 21.1% 18.6% 15.5% 16.2% 19.0% Q4 Q1 Q2 Q3 Q4 2019 20202019 2020

8 Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) $86.2 $75.3 $75.6 Q4 Q1 Q2 Q3 Q4 Net Interest Margin & Yields 2019 2020 Income Statement Net Interest Income • Net interest margin (“NIM”) decreased by 5 bps from the previous quarter due primarily to reinvestment of maturities at lower yields, which was slightly offset by a 3 bps decrease in deposit costs mostly due to a 2% increase in demand deposit volume at zero percent • Prepayment speeds remain elevated in line with prior quarter • Loan yields consistent with prior quarter (In US$ millions) Q4 2020 vs. Q3 2020 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 3,539.4 0.07% $ (4.1) (0.04) % Investments 4,737.9 2.11% 348.3 (0.15) % Loans (net) 5,042.6 4.42% (4.4) (0.01) % Interest Earning Assets 13,319.9 2.44% 339.7 (0.08) % Interest Bearing Liabilities 9,636.4 (0.26) % (131.2) 0.03 % Net Interest Margin 2.25% (0.05) %

9 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q4 2020 vs. Q3 2020 Asset management $ 7.2 $ 0.4 Banking 13.6 0.3 Foreign exchange revenue 9.3 0.3 Trust 13.3 0.4 Custody and other 3.4 (0.1) Other 0.9 (0.3) Total Non-Interest Income $ 47.8 $ 0.9 $49.7 $46.9 $47.8 Q4 Q1 Q2 Q3 Q4 • Improving economic activity across operating jurisdictions resulted in an aggregate 1.9% increase in non-interest income during the fourth quarter of 2020 • Fee income ratio of 38.0% in the fourth quarter of 2020 remains a consistent, capital efficient and diversified revenue stream 2019 2020 Income Statement Non-Interest Income

BUTTERFIELD

Income Statement

Non-Interest Expenses

Core Non-Interest Expenses* (In US$ millions)	Q4 2020	vs. Q3 2020 $	vs. Q3 2020 %
Salaries & Benefits**	$ 40.6	$ (1.6)	(3.7)%
Technology & Comm.	16.1	(0.2)	(1.3)%
Property	7.4	(0.2)	(2.4)%
Professional & O/S Services	5.3	0.1	1.4 %
Indirect Taxes	5.1	(0.6)	(10.9)%
Intangible Amortization	1.5	—	0.8 %
Marketing	1.6	0.9	148.1 %
Other	4.9	(0.6)	(11.6)%
Total Core Non-Interest Expenses*	$ 82.4	$ (2.2)	(2.6)%
Non-Core Expenses*	0.8	(5.9)	(88.0)%
Non-Interest Expenses	$ 83.2	$ (8.1)	(8.8)%


Core Non-Interest Expense Trend*
(In US$ millions)
$91.6
66.3%
$84.6
68.0%
$82.4
65.6%
Q4
2019
Q1
Q2
Q3
Q4
2020
Core Efficiency Ratio*
Core Non-Interest Expenses*

- Core non-interest expenses* improved by 2.6% or $2.2 million in the fourth quarter of 2020 compared to the prior quarter due to reduced headcount from efficiency programs, lower technology spend and indirect taxes, which was partially offset by increased marketing spend as some advertising and rebranding programs resumed after lock-down
- Core cost / income ratio* of 65.6% was lower than 68.0% in the prior quarter and slightly higher than the expected mid-60's efficiency ratio at this point in the rate and credit cycle

* See the Appendix for a reconciliation of the non-GAAP measure

** Includes Non-Service Employee Benefits Expense

10

BUTTERFIELD

Capital Requirements and Return

Regulatory Capital (Basel III) - Total Capital Ratio**


19.8%
13.5%
14.2%
Butterfield Current
BMA 2020 Minimum
US Peer Median *

Leverage Capital


7.8%
1.7%
6.1%
9.3%
0.8%
8.5%
Butterfield - Current
US Peer Median *
TCE/TA
TCE/TA Ex Cash

Dividend Payout Ratio


46.4%
42.8%
52.9%
60.5%
2017
2018
2019
2020

- Strong capital levels remain well above regulatory requirements
- TCE/TA ratio of 6.1% at lower end of targeted range of 6.0% to 6.5%
- TBVPS of $18.00 decreased 0.8% in the fourth quarter compared to the prior quarter but increased 8.8% for 2020
- Board declared a quarterly dividend of $0.44 per common share
- Capital management priorities continue to focus on dividend sustainability, share repurchases and capacity for strategic M&A, subject to market conditions
- Board approved new 2021 share repurchase plan of up to 2 million common shares

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks

** In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years. Please see Appendix for further discussion of CECL and related assumptions

11

12 Balance Sheet Total Assets (In US$ billions) • Deposit balances increased late in the fourth quarter to $13.3 billion from $11.9 billion in the prior quarter with demand deposits increasing by nearly $0.8 billion. Most of these balances are expected to be temporary and normalize in a few quarters • Butterfield’s balance sheet remains conservative with low risk density (risk weighted assets/total assets was 34.4%) (In US$ millions) Q4 2020 Q4 2019 Cash & Equivalents $ 3,290 $ 2,550 Reverse Repos & S/T Investments 1,020 1,361 Investments 4,863 4,436 Loans (net) 5,161 5,143 Other Assets 405 432 Total Assets $ 14,739 $ 13,922 Int. Bearing Deposits $ 10,238 $ 10,203 Non-Int. Bearing Deposits 3,012 2,238 Other Liabilities 507 516 Shareholders’ Equity 982 964 Total Liab. & Equity $ 14,739 $ 13,922 $13.9 $13.5 $14.7 $4.4 $4.7 $4.9 $5.1 $5.0 $5.2 Total assets Investments Loans Q4 Q1 Q2 Q3 Q4 $12.4 $11.9 $13.3 Q4 Q1 Q2 Q3 Q4 2019 2019 Total Deposits (In US$ billions) 2020 2020

13 Asset Quality Non-Accrual Loans (In US$ millions) $50.4 $74.8 $72.5 Q4 Q1 Q2 Q3 Q4 Res Mtg 65.5% Consumer 4.4% Comm’l R/E 14.6% Other Comm’l 10.0% Government 5.4% Loan Distribution 2019 2020 0.02% 0.02% 0.12% Q4 Q1 Q2 Q3 Q4 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio AAA 99.2% AA 0.3% A 0.5% BBB 0.1% $5.2 billion $4.9 billion Investment Portfolio Rating Distribution 20202019 • Investment portfolio continues to be very high quality with 99% AAA rated securities, primarily US Government guaranteed securities • Manually underwritten mortgage book is comprised of 66% full recourse residential loans in Bermuda, Cayman and the UK • Non-accrual loans remained relatively flat at 1.4% of gross loans • The net charge off ratio increased to 0.12% due to the sale of one commercial loan previously provided for

14 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances (US$Mil) Weighted Average LifeQ4 2020 vs. Q3 2020 Duration vs. Q3 2020 Cash & Reverse Repos & S/T Invest. 3,539.4 (4.1) < 0.2 N/A N/A AFS 2,451.3 178.1 2.8 0.2 4.1 HTM** 2,284.9 170.4 2.7 (0.4) 4.2 Total 8,275.6 344.4 11.9% 11.5% 22.6% (3.4)% 5.8% 8.9% NTB US Peer Median * -100bps +100bps +200bps • NII models increase in a down 100 bps rate environment with the assumption of negative rates to be charged on deposits (as is currently the case with Euros), while fixed rate assets would continue to generate revenues • As of December 31, 2020, the Bank has $183 million in unrealized gains in AFS and HTM, which will continue to moderate lower reinvestment yield impact in a continued low rate environment * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2020 comparative data is used as Q4 2020 peer information was not widely available at time of publication. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates.

Appendix

16 Appendix Current Expected Credit Losses (CECL) ACL / Total Loans • CECL adoption impact: ◦ The adoption of CECL resulted in a ‘Day 1’ increase of $7.8 million ◦ Q3 2020 reserve build of $1.4 million and a Q4 2020 release of $2.4 million ◦ Full year 2020 provision for credit losses (net of recoveries) of $8.5 million ◦ Consumer and commercial lending are the primary contributors to the reserve build CECL Highlights • The adoption of CECL is driving reserve build through lifetime losses, past and current conditions as well as a reasonable and supportable forecast • The Bank employs a PD/LGD approach in calculating its expected losses ◦ Historical PDs are adjusted using forecasted macro-economic variables such as GDP growth to reflect the forward-looking lifetime view ◦ The Bank uses both internal data as well as external data sources to derive assumptions used within the expected credit loss calculations CECL Assumptions (In US$ millions) Q4 2020 Q3 2020 Q2 2020 Loans Commercial $ 11.6 $ 16.3 $ 14.9 Commercial Real Estate 2.1 2.3 2.2 Consumer 4.5 5.2 5.5 Residential Mortgage 15.9 17.2 17.6 Total $ 34.1 $ 41.0 $ 40.2 ACL by Loan Type $23.6 $41.0 $34.1 0.46% 0.81% 0.66% ACL ACL / Total Loans Q4 Q1 Q2 Q3 Q4 2019 2020

17 Average Deposit Volume and Cost of Deposits (In US$ millions) 69.6% 73.7% 73.4% 20.2% 20.3% 20.1% 10.2% 6.0% 6.5% USD / USD Pegged GBP Other Q4 Q1 Q2 Q3 Q4 De sp os its 1.38% 0.78% 0.71% 0.50% 0.14% 0.12% Bermuda Demand Deposits Bermuda Term Deposits Cayman Demand Deposits Cayman Term Deposits Channel Islands Demand Deposits Channel Islands Term Deposits Term deposit cost Overall cost of deposits Q4 Q1 Q2 Q3 Q4 0 500 1,000 1,500 2,000 2,500 3,000 3,500 18.0% 22.0% 22.7% 57.5% 58.2% 57.2% 24.5% 19.8% 20.1% Non-interest bearing demand deposits Interest bearing demand deposits Term deposits Q4 Q1 Q2 Q3 Q4 Deposit Composition By Currency By Type 2019 2020 2019 2020 2019 2020 Appendix Customer Deposits

18 52% 46% 42% 34% 32% 23% 22% 21% 18% 18% 25% 32% 37% 48% 49% $2.3 $2.5 $2.7 $3.2 $3.4 Bermuda Cayman UK and Channel Islands 2016 2017 2018 2019 2020 31% 33% 42% 32% 29% 2% 2% 3% 2% 5% 10% 14% 9% 22% 18% 57% 52% 47% 45% 49% $1.1 $1.1 $1.2 $1.7 $1.6 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2016 2017 2018 2019 2020 • Stable loan book balance and composition with 66% in well seasoned residential mortgage books • Loans are individually underwritten in all markets • Minimal wholesale or cross border lending outside of current jurisdictions Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billion) Appendix

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4
Assets									
Cash & Equivalents	$ 3,290	$ 2,161	$ 2,228	$ 1,978	$ 2,550	$ 3,605	$ 2,011	$ 2,601	$ 2,054
Reverse Repos & S/T Investments	1,020	1,133	1,136	1,240	1,361	855	330	288	80
Investments	4,863	4,725	4,354	4,538	4,436	4,662	4,524	4,393	4,255
Loans, Net	5,161	5,035	5,018	5,001	5,143	4,673	4,000	3,986	4,044
Other Assets	405	406	415	441	432	420	364	374	340
Total Assets	$ 14,739	$ 13,461	$ 13,151	$ 13,197	$ 13,922	$ 14,216	$ 11,229	$ 11,643	$ 10,773
Liabilities and Equity									
Total Deposits	$ 13,250	$ 11,891	$ 11,616	$ 11,753	$ 12,442	$ 12,663	$ 9,852	$ 10,294	$ 9,452
Long-Term Debt	171	196	241	144	144	143	143	143	143
Other Liabilities	335	384	303	320	373	446	305	310	295
Total Liabilities	$ 13,757	$ 12,472	$ 12,160	$ 12,217	$ 12,958	$ 13,252	$ 10,300	$ 10,747	$ 9,891
Common Equity	$ 982	$ 989	$ 990	$ 981	$ 964	$ 965	$ 929	$ 896	$ 882
Total Equity	$ 982	$ 989	$ 990	$ 981	$ 964	$ 965	$ 929	$ 896	$ 882
Total Liabilities and Equity	$ 14,739	$ 13,461	$ 13,151	$ 13,197	$ 13,922	$ 14,216	$ 11,229	$ 11,643	$ 10,773
Key Metrics									
CET 1 Ratio	16.1 %	16.6 %	17.0 %	17.5 %	17.3 %	17.4 %	20.1 %	19.3 %	19.6 %
Total Tier 1 Capital Ratio	16.1 %	16.6 %	17.0 %	17.5 %	17.3 %	17.4 %	20.1 %	19.3 %	19.6 %
Total Capital Ratio	19.8 %	20.8 %	21.2 %	19.8 %	19.4 %	19.6 %	22.7 %	22.0 %	22.4 %
Leverage ratio	5.3 %	5.9 %	6.0 %	6.1 %	5.9 %	5.8 %	7.3 %	7.0 %	7.6 %
Risk-Weighted Assets (in $ millions)	5,069	4,939	4,879	4,782	4,898	4,877	4,233	4,342	4,321
Risk-Weighted Assets / total assets	34.4 %	36.7 %	37.1 %	36.2 %	35.2 %	34.3 %	37.7 %	37.3 %	40.1 %
Tangible common equity ratio	6.1 %	6.7 %	6.9 %	6.8 %	6.3 %	6.2 %	7.7 %	7.1 %	7.5 %
Book value per common share (in $)	19.88	19.98	19.73	19.09	18.40	18.14	17.53	16.81	16.31
Tangible book value per share (in $)	18.00	18.15	17.94	17.31	16.55	16.38	16.16	15.42	14.93
Non-accrual loans/gross loans	1.4 %	1.5 %	1.5 %	1.1 %	1.0 %	1.1 %	1.4 %	1.3 %	1.2 %
Non-performing assets/total assets	0.6 %	0.7 %	0.7 %	0.5 %	0.4 %	0.4 %	0.4 %	0.4 %	0.4 %
Total coverage ratio	47.0 %	54.9 %	54.8 %	68.2 %	46.8 %	46.1 %	43.1 %	46.5 %	51.6 %

19

BUTTERFIELD

Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q4 2020			Q3 2020			Q4 2019		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 3,539.4	$ 0.6	0.07 %	$ 3,543.6	$ 1.0	0.11 %	$ 3,791.9	$ 10.9	1.14 %
Investment in securities	4,737.9	25.2	2.11 %	4,389.6	25.0	2.26 %	4,533.6	31.7	2.77 %
Equity securities at fair value	*1.6*			*1.8*			*1.2*		
AFS	*2,451.3*	*11.7*	*1.89 %*	*2,273.3*	*11.2*	*1.95 %*	*2,271.7*	*14.7*	*2.57 %*
HTM	*2,284.9*	*13.5*	*2.35 %*	*2,114.5*	*13.8*	*2.59 %*	*2,260.7*	*17.0*	*2.98 %*
Loans	5,042.6	56.2	4.42 %	5,047.0	56.4	4.43 %	4,880.6	60.9	4.95 %
Commercial	*1,602.4*	*19.0*	*4.71 %*	*1,684.5*	*20.2*	*4.76 %*	*1,600.1*	*22.2*	*5.50 %*
Consumer	*3,440.3*	*37.1*	*4.28 %*	*3,362.6*	*36.2*	*4.27 %*	*3,280.5*	*38.8*	*4.69 %*
Total interest earning assets	13,319.9	81.9	2.44 %	12,980.2	82.4	2.52 %	13,206.2	103.5	3.11 %
Other assets	377.5			392.3			398.8		
Total assets	$ 13,697.5			$ 13,372.5			$ 13,605.0		
Liabilities									
Interest bearing deposits	$ 9,448.6	$ (3.7)	(0.16)%	$ 9,571.2	$ (4.3)	(0.18)%	$ 10,050.5	$ (15.4)	(0.61)%
Customer demand deposits	*7,020.9*	*0.8*	*0.05 %*	*7,012.4*	*0.6*	*0.04 %*	*6,989.7*	*(4.4)*	*(0.25)%*
Customer term deposits	*2,418.7*	*(4.3)*	*(0.71)%*	*2,523.8*	*(4.9)*	*(0.78)%*	*3,038.7*	*(10.6)*	*(1.38)%*
Deposits from banks	*9.0*	*(0.2)*	*(8.65)%*	*35.0*	*—*	*(0.21)%*	*22.1*	*(0.3)*	*(6.14)%*
Securities sold under agreement to repurchase	—	—	— %	—	—	— %	2.6	—	(2.10)%
Long-term debt	187.8	(2.6)	(5.54)%	196.4	(2.7)	(5.53)%	143.5	(1.9)	(5.28)%
Interest bearing liabilities	9,636.4	(6.4)	(0.26)%	9,767.6	(7.0)	(0.29)%	10,196.6	(17.3)	(0.67)%
Non-interest bearing customer deposits	2,713.6			2,348.0			2,132.6		
Other liabilities	276.2			255.2			348.0		
Total liabilities	$ 12,626.2			$ 12,370.8			$ 12,677.3		
Shareholders' equity	1,071.3			1,001.6			927.7		
Total liabilities and shareholders' equity	$ 13,697.5			$ 13,372.5			$ 13,605.0		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,683.5			$ 3,212.6			$ 3,009.6		
Net interest margin		$ 75.6	2.25 %		$ 75.3	2.30 %		$ 86.2	2.59 %

20

BUTTERFIELD

Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4
Net Interest Income	$ 75.6	$ 75.3	$ 79.1	$ 87.6	$ 86.2	$ 86.3	$ 85.2	$ 88.0	$ 87.4
Non-Interest Income	47.8	46.9	41.7	47.6	49.7	46.6	44.2	43.4	45.7
Prov. for Credit Recovery (Losses)	2.4	(1.4)	(4.4)	(5.2)	(0.4)	(0.4)	0.9	—	1.7
Non-Interest Expenses*	83.3	91.8	82.8	89.1	92.0	90.6	91.9	81.0	83.7
Other Gains (Losses)	(0.4)	1.5	0.7	(0.6)	0.3	0.5	0.2	1.8	(0.3)
Net Income	$ 42.1	$ 30.5	$ 34.3	$ 40.3	$ 43.9	$ 42.4	$ 38.6	$ 52.1	$ 50.9
Non-Core Items**	$ 0.8	$ 5.9	$ 0.1	$ 0.5	$ 2.3	$ 6.4	$ 12.5	$ (0.4)	$ 0.2
Core Net Income**	$ 42.9	$ 36.5	$ 34.4	$ 40.8	$ 46.2	$ 48.8	$ 51.1	$ 51.7	$ 51.1

Key Metrics	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4
Loan Yield	4.42 %	4.43 %	4.53 %	4.80 %	4.95 %	5.22 %	5.67 %	5.67 %	5.56 %
Securities Yield	2.11	2.26	2.52	2.78	2.77	2.82	2.92	3.07	2.87
Cost of Deposits	0.12	0.14	0.14	0.42	0.50	0.54	0.42	0.38	0.27
Net Interest Margin	2.25	2.30	2.48	2.63	2.59	2.52	3.18	3.31	3.38
Core Efficiency Ratio**	65.6	68.0	66.7	63.8	66.3	62.1	60.3	60.1	61.5
Core ROATCE**	19.0	16.2	15.5	18.6	21.1	22.5	24.6	25.6	25.8
Fee Income Ratio	38.0	38.8	35.8	36.6	36.7	35.2	33.9	33.0	33.9
Fully Diluted Share Count (in millions of common shares)	49.8	50.0	51.0	52.4	53.3	53.6	53.5	54.2	55.4

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 24-25

21

BUTTERFIELD

Appendix

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)	2020				2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Non-Interest Income									
Asset Management	$ 7.2	$ 6.8	$ 7.4	$ 7.8	$ 7.8	$ 7.4	$ 6.9	$ 6.7	$ 6.5
Banking	13.6	13.4	9.1	11.2	14.0	12.1	12.1	11.2	12.8
FX Revenue	9.3	9.0	8.1	10.8	9.8	10.0	8.4	8.8	8.6
Trust	13.3	12.9	12.3	12.2	13.0	12.7	13.0	12.6	13.8
Custody & Other Admin.	3.4	3.6	3.3	3.6	3.5	3.6	3.1	2.7	2.4
Other	0.9	1.2	1.5	2.0	1.7	0.8	0.9	1.4	1.6
Total Non-Interest Income	$ 47.8	$ 46.9	$ 41.7	$ 47.6	$ 49.7	$ 46.6	$ 44.2	$ 43.4	$ 45.7
Non-Interest Expense									
Salaries & Benefits*	$ 41.4	$ 48.8	$ 41.5	$ 44.6	$ 48.8	$ 45.6	$ 52.1	$ 42.8	$ 43.7
Technology & Comm.	16.1	16.3	16.3	16.4	16.5	16.3	15.2	14.6	14.9
Professional & O/S Services	5.3	5.2	5.0	5.8	6.7	9.5	6.2	5.6	6.1
Property	7.4	7.5	7.2	7.3	7.0	6.1	5.7	5.4	6.1
Indirect Taxes	5.1	5.8	4.9	5.5	5.3	5.3	5.3	5.2	4.7
Marketing	1.6	0.6	0.7	1.6	3.1	1.6	1.7	1.7	2.3
Intangible Amortization	1.5	1.5	1.4	1.4	1.5	1.5	1.2	1.3	1.3
Other	4.9	5.5	5.0	5.5	5.0	4.6	4.3	4.3	4.3
Total Non-Interest Expense	$ 83.2	$ 91.3	$ 82.0	$ 88.1	$ 93.9	$ 90.4	$ 91.7	$ 80.9	$ 83.5
Income Taxes	0.1	0.5	0.8	1.0	(1.9)	0.2	0.2	0.1	0.2
Total Expense incld. Taxes	$ 83.3	$ 91.8	$ 82.8	$ 89.1	$ 92.0	$ 90.6	$ 91.9	$ 81.0	$ 83.7

*Includes non-service employee benefits

22

23 (in millions of US Dollars, unless otherwise indicated) 2020 2019 2018 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Salaries & Benefits** $ 40.6 $ 42.2 $ 41.4 $ 44.1 $ 46.6 $ 42.8 $ 41.1 $ 42.8 $ 43.7 Technology & Comm. 16.1 16.3 16.3 16.4 16.5 16.3 15.2 14.6 14.8 Professional & O/S Services 5.3 5.2 5.0 5.8 6.5 5.9 5.0 5.0 6.0 Property 7.4 7.5 7.2 7.3 7.0 6.1 5.7 5.4 6.1 Indirect Taxes 5.1 5.8 4.9 5.5 5.3 5.3 5.0 5.2 4.7 Marketing 1.6 0.6 0.7 1.6 3.1 1.6 1.7 1.7 2.3 Intangible Amortization 1.5 1.5 1.4 1.4 1.5 1.5 1.2 1.3 1.3 Other 4.9 5.5 5.0 5.5 5.1 4.6 4.3 4.3 4.3 Total Core Non-Interest Expense $ 82.4 $ 84.6 $ 81.9 $ 87.6 $ 91.6 $ 84.0 $ 79.2 $ 80.3 $ 83.1 Income Taxes 0.1 0.5 0.8 1.0 (1.9) 0.2 0.2 0.1 0.2 Total Core Expense incld. Taxes $ 82.5 $ 85.1 $ 82.7 $ 88.6 $ 89.7 $ 84.2 $ 79.4 $ 80.5 $ 83.2 * See the reconciliation of non-GAAP measures on pages 24-25 ** Includes non-service employee benefits Appendix Core Non-Interest Expense* Trends

BUTTERFIELD

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4
Net income	A	$ 42.1	$ 30.5	$ 34.3	$ 40.3	$ 43.9
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Distribution from equity method investment		—	(0.7)	—	—	—
Total non-core (gains) losses	B	$ —	$ (0.7)	$ —	$ —	$ —
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		0.8	6.7	0.1	0.4	2.2
Business acquisition costs		—	—	—	0.1	0.1
Total non-core expenses	C	$ 0.8	$ 6.7	$ 0.1	$ 0.5	$ 2.3
Total non-core (gains), losses and expenses	D=B+C	0.8	5.9	0.1	0.5	2.3
Core net income to common shareholders	E=A+D	$ 42.9	$ 36.5	$ 34.4	$ 40.8	$ 46.2
Average shareholders' equity		985.4	984.6	985.0	973.3	964.8
Average common equity	F	985.4	984.6	985.0	973.3	964.8
Less: average goodwill and intangible assets		(91.4)	(91.6)	(90.5)	(94.2)	(95.3)
Average tangible common equity	G	894.0	893.0	894.5	879.1	869.5
Return on equity	A/F	16.9 %	12.3 %	14.0 %	16.6 %	18.0 %
Core return on average tangible common equity	E/G	19.0 %	16.2 %	15.5 %	18.6 %	21.1 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	49.8	50.0	51.0	52.4	53.3
Earnings per common share fully diluted	A/H	0.84	0.61	0.67	0.77	0.82
Non-core items per share	D/H	0.02	0.12	—	0.01	0.05
Core earnings per common share fully diluted	E/H	0.86	0.73	0.67	0.78	0.87
Core return on average tangible assets						
Total average assets	I	$ 13,865.1	$ 13,381.9	$ 13,202.8	$ 13,761.4	$ 13,814.7
Less: average goodwill and intangible assets		(91.4)	(91.6)	(90.5)	(94.2)	(95.3)
Average tangible assets	J	$ 13,773.6	$ 13,290.3	$ 13,112.3	$ 13,667.2	$ 13,719.4
Return on average assets	A/I	1.2 %	0.9 %	1.0 %	1.2 %	1.3 %
Core return on average tangible assets	E/J	1.2 %	1.1 %	1.1 %	1.2 %	1.3 %

24

BUTTERFIELD

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4
Tangible equity to tangible assets						
Shareholders' equity	K	$ 981.9	$ 988.9	$ 990.3	$ 980.5	$ 963.7
Less: goodwill and intangible assets		(92.8)	(90.7)	(89.7)	(91.2)	(96.5)
Tangible common equity	L	889.1	898.2	900.7	889.3	867.2
Total assets	M	14,738.6	13,460.7	13,150.7	13,197.4	13,921.6
Less: goodwill and intangible assets		(92.8)	(90.7)	(89.7)	(91.2)	(96.5)
Tangible assets	N	$ 14,645.8	$ 13,370.1	$ 13,061.0	$ 13,106.2	$ 13,825.1
Tangible common equity to tangible assets	L/N	6.1 %	6.7 %	6.9 %	6.8 %	6.3 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	49.4	49.5	50.2	51.4	52.4
Tangible book value per common share	L/O	18.00	18.15	17.94	17.31	16.55
Efficiency ratio						
Non-interest expenses		$ 83.2	$ 91.3	$ 82.0	$ 88.1	$ 93.9
Less: Amortization of intangibles		(1.5)	(1.5)	(1.4)	(1.4)	(1.5)
Non-interest expenses before amortization of intangibles	P	81.7	89.8	80.6	86.7	92.4
Non-interest income		47.8	46.9	41.7	47.6	49.7
Net interest income before provision for credit losses		75.6	75.3	79.1	87.6	86.2
Net revenue before provision for credit losses and other gains/losses	Q	$ 123.3	$ 122.2	$ 120.8	$ 135.2	$ 136.0
Efficiency ratio	P/Q	66.3 %	73.5 %	66.7 %	64.1 %	68.0 %
Core efficiency ratio						
Non-interest expenses		$ 83.2	$ 91.3	$ 82.0	$ 88.1	$ 93.9
Less: non-core expenses	(C)	(0.8)	(6.7)	(0.1)	(0.5)	(2.3)
Less: amortization of intangibles		(1.5)	(1.5)	(1.4)	(1.4)	(1.5)
Core non-interest expenses before amortization of intangibles	R	80.9	83.1	80.5	86.2	90.1
Net revenue before provision for credit losses and other gains/losses	Q	123.3	122.2	120.8	135.2	136.0
Core efficiency ratio	R/Q	65.6 %	68.0 %	66.7 %	63.8 %	66.3 %

25

26 Appendix Commentary on Factors Influencing COVID-19 Implications The short and medium/long-term implications of the pandemic on our business, financial condition, liquidity and results of operations will depend on factors such as, but not limited to, the following: • The duration and scope of the pandemic and related economic fallout • The pace and magnitude of the economic recovery in the jurisdictions in which we operate • The continuation of a low interest rate environment, or further reductions in interest rates, over the medium or long term, which would adversely impact our net interest income and net interest margin, as well as increase our reliance on fee businesses • A decrease in tourism in Bermuda and Cayman, with the timing of any recovery being uncertain, which would adversely affect our revenues, including fee income, as well as increase our credit exposure • Increased unemployment and decreased business in the jurisdictions in which we operate • An increase in defaults on our residential mortgage loans • Ratings downgrades, credit deterioration and defaults in many industries, including the hotel/restaurants/hospitality sector, financial services and commercial real estate • A decrease in the rates and yields on US Government guaranteed securities and increased pre-payments in mortgage backed securities we hold, which may lead to a decrease in the quality of our investment portfolio • Significant draws in credit lines, as customers and clients seek to increase liquidity • Volatility of market conditions and increased demands on capital and liquidity, leading the Bank to cease repurchases of its common shares • A reduction in the value of the assets under administration for the trust and custody businesses, which may affect related fee income and/or demand for these services • Heightened cybersecurity, information security and operational risks as a result of remote working arrangements implemented for staff or otherwise • Actions that have been, or may be taken in the future, by governmental authorities in response to the pandemic, such as a suspension of mortgage and other loan payments and foreclosures • Heightened risk of litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on market and economic conditions and actions governmental authorities take in response to those conditions • An increase in our provision for credit losses under CECL due to changes in the macroeconomic environment, including as a result of COVID-19

27 Our peer group includes the following banks, noted by their ticker symbols: Appendix Peer Group • First Republic Bank (FRC) • SVB Financial Group (SIVB) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • UMB Financial Corporation (UMBF) • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Bank System, Inc. (CBU) • Boston Private Financial Holdings, Inc. (BPFH) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC)